Triangle Petroleum Corporation
Suite 1110, 521-3rd Avenue SW
Calgary, Alberta
Canada T2P 3T3

March 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Tangela S. Richter, Branch Chief Division of Corporation Finance Jason Wynn, Esq.

Re:	Triangle Petroleum Corporation Registration Statement on Form SB-2 File No. 333-131099 Registration Statement filed January 18, 2006

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 16, 2006 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Triangle Petroleum Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Registration Statement.

Form SB-2

General

1.
Where appropriate, provide further disclosure regarding the terms and provisions of the callable secured convertible notes and warrants. In this regard, please emphasize how such a large number of shares with such steep discounts may (1) lead to the sale of potentially controlling amounts of shares; and (2) significantly deflate the market price of your common stock in only a few years.

Securities and Exchange Commission
March 7, 2006

Response

We have revised our disclosure to emphasize how the conversion of the secured convertible debentures may lead to the sale of potentially controlling amounts of shares and may significantly deflate the market price of our common stock.

2.	Please ensure to file all material agreements as exhibits. For instance, we are only able to locate one secured convertible debenture for $5,000,000 issued by you to Cornell Capital Partners, LP.

Response

We have revised our exhibit index to include all material agreements as exhibits.

3.
We note that you have entered into an escrow agreement with Cornell Capital Partners, LP pursuant to which the escrow agent will continue to hold the escrow funds until you and Cornell Capital Partners, LP execute a Joint Written Direction directing the escrow agent to disburse such funds. Please advise us of the amount of escrow funds disbursed to date.

Response

To date, $10 million of funds have been disbursed by the escrow agent upon Joint Written Directions executed by us and Cornell Capital Partners, LP.

Plan of Distribution, page 35

4.	We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response

We have revised our disclosure to state that, “The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades, provided, however, that the selling stockholders cannot engage in short sales against the box to the extent that the short sale occurs prior to the effectiveness of this registration statement and the short sale is covered by registered shares after the effectiveness of this registration statement. Pursuant to the securities purchase agreement with Cornell Capital Partners, it has agreed to not engage in any short sales or hedging transactions in our common stock as long as any of the secured convertible debentures remain outstanding.”

Securities and Exchange Commission
March 7, 2006

Selling Stockholders, page 38

5.
Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us tha the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Response

We have been advised by each selling shareholder that they are not a registered broker-dealer nor an affiliate of a registered broker-dealer.

6.	Please disclose the affiliations, if any, that existed between you and the selling shareholders prior to entering the securities purchase agreements.

Response

There were no affiliations that existed between us and any of the selling shareholders prior to entering into the securities purchase agreement with each selling shareholder.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ MARK GUSTAFSON
Mark Gustafson
President